MEDCAREERS GROUP, INC.

758 E Bethel School Road

Coppell, Texas 75019

December 7, 2015

Maryse Mills-Apenteng

Special Counsel

Office of Information Technologies and Services

Securities and Exchange Commission

Washington, DC

Re:	MedCareers Group, Inc.
Preliminary Information Statement on Schedule 14C
Filed November 25, 2015
File No. 000-55089

Maryse Mills-Apenteng:

We are in receipt of your comment letter dated December 2, 2015. This letter sets forth the Company's responses to comments from the staff (the “Staff”) of the Office of Information Technologies and Services contained in the Staff's letter regarding your review of the Preliminary Information Statement Schedule 14C, which was filed with the Commission on November 25, 2015.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 1 to our Preliminary Information Statement on Preliminary Schedule 14C.

About this Information Statement

On what corporate matters did the principal stockholders vote ?, page 18

1.	Please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate schedule to be filed. You state that seven holders, who hold 50.40% of the total issued and outstanding voting capital stock, executed a written consent. However, the beneficial ownership table in your information statement accounts for only 27.89% of your common stock. Therefore, it appears that some of the consenting shareholders hold less than 5% of your outstanding common stock. Based on your disclosure, you may have engaged in a solicitation in order to obtain these consents. In your response letter, please describe each consenting shareholder’s relationship to the company as well as the sequence of events through which the consents of these shareholders were obtained and provide your analysis as to whether such activities constitute a solicitation, as defined in Exchange Act Rule 14a-1(l). Also, tell us who inquired about the voting intentions of the shareholders that consented to these actions. Alternatively, file a preliminary proxy statement on Schedule 14A.

In meeting the requirements of having accrued consent vote without a meeting of the shareholders under the laws of the state of Nevada, we do not believe that we engaged in solicitation as defined by Rule 14a-1(l) of the Exchange Act. Regardless, even if it was determined that there was a solicitation, Rule 14a-2(b)(2) states the solicitation of written consents not by the registrant is not required in that the number of persons allegedly solicited was less than ten. The corporate action sought was requested by the Union Capital, LLC in anticipation of a potential future funding options not yet identified. Union Capital, LLC held 24,792,000 shares at the record date of the consent, representing 5.33% of the issued and outstanding common stock on the record date. If it were deemed a solicitation, 3 shareholders represent current and former management and were solicited as shareholders, NOT in their capacity as officers and directors of the Company, include Timothy Armes, Garrett Armes and Charles Smith, a former financial and accounting consultant to the Company. The remaining 3 consenting shareholders were investors in the Company who stayed in communication with management from time to time and were solicited on behalf of Union Capital, LLC. No other shareholders were contacted or solicited by the soliciting shareholder or the Company on behalf of the same. Therefore, even if it were deemed to have been a solicitation, less than ten shareholders were solicited by a party not the registrant, and thus we have filed the appropriate Schedule 14C.

Amendment to the Articles of Incorporation of the Company to Increase the Authorized Number of Common Shares

Purpose of the Action, page 5

2.	Please tell us whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If you do not, please disclose that you have no plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common stock.

Although we believe the increase in authorized will make the Company more potential investors, as of the date of this response we have no plans, proposals or arrangements, written or otherwise, to issue the newly available shares of common stock for any purpose, including future acquisitions. Our conversations with Union Capital, LLC have been limited to potential issuances of debt securities. We have expanded upon our purpose for increasing the authorized adding the language below to the Information Statement.

The Company currently has 850,000,000 shares of common stock authorized, of which 464,759,640 were issued and outstanding as of the date of the written consent. In addition, due to prior agreements with investors, approximately 350,000,000 shares are reserved by our transfer agent. As a result, only 35,240,360 shares were available for issuance for new investments. At the time of the written consent, our stock price around $0.0005. Thus, if we sold securities at market price, we would be limited to approximately $17,000.00 in any potential equity based financing. We believe increasing our authorized common stock will allow us attract new equity investors and provide more options for potential investors. Although, the Company currently does not have any plans, proposals or arrangements, written or otherwise, to issue any of the newly available shares of common stock for any purpose, including future acquisitions and/or financings, we have spoken with interested parties in future investments.

In responding to our comments, please provide a written statement from the company acknowledging that:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any further questions or comments, please do not hesitate to contact our counsel, William Eilers at 786.273.9152.

Sincerely,

/s/ Timothy Armes

Timothy Armes, CEO

cc: William Eilers, Esq.